UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended March 31, 2026

Midori Group Inc.

British Columbia, Canada

(State or other jurisdiction of incorporation or organization)

E.I.N.: 98-1777455

5 Hazleton Avenue, Suite 400

Toronto, Ontario, Canada M5R 2E1

Office: (905) 330-9113

With a copy to:

Arden Anderson, Esq.

Solon Law, PC

550 W. B Street, 4th Floor, #1913

San Diego, CA 92101

arden@solonlaw.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semiannual report on Form 1-SA of Midori Group Inc., a British Columbia corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors described in our offering circular and the other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise. The financial information is derived from the Company’s unaudited condensed interim consolidated financial statements included elsewhere in this Semiannual Report and is expressed in Canadian dollars.

1

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Unless the context otherwise requires or indicates, references in this Semiannual Report on Form 1-SA to “us,” “we,” “our,” “ours,” “Midori” or the “Company” refer to Midori Group Inc., a British Columbia corporation, and its wholly owned operating subsidiary, Midori-Bio Inc. (“Midori-Bio”), an Ontario corporation. You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed interim consolidated financial statements and the related notes included elsewhere in this Semiannual Report, and with our audited consolidated financial statements for the year ended September 30, 2025 included in our Annual Report on Form 1-K.

General

Midori Group Inc. was originally incorporated as 1284670 B.C. Ltd. in British Columbia, Canada under the British Columbia Business Corporations Act on January 19, 2021 and was renamed Midori Group Inc. on June 29, 2022. Its wholly owned operating subsidiary, Midori-Bio Inc., was incorporated in Ontario, Canada under the Canada Business Corporations Act on January 6, 2021. The Company distributes, markets and sells a green biodegradable plastic additive purchased from a third-party supplier under the Company’s private brand label, “Midori Biosolutions.”

Results of Operations

The following discussion of results of operations refers to the six months ended March 31, 2026 compared to the six months ended March 31, 2025.

Revenue and Cost of Sales. Revenue decreased to $247,232 for the six months ended March 31, 2026 from $402,926 for the six months ended March 31, 2025. The decrease was due to the impact of tariffs announced by the United States, which increased costs for the Company’s end customers and slowed purchases of the Midori Biosolutions additive. Cost of sales decreased to $122,143 from $189,941, due to the decrease in revenue. Gross profit decreased to $125,089 from $212,985.

Operating Expenses. Total operating expenses increased to $1,547,609 for the six months ended March 31, 2026 from $1,017,630 for the six months ended March 31, 2025, largely due to increased marketing. Marketing expenses increased to $598,136 from $73,392, primarily due to investor acquisition activities tied to the Company’s Regulation A offering. Management and consulting fees decreased to $352,100 from $484,054, driven primarily by reduced monthly retainers and termination of certain consulting contracts. Stock-based compensation increased to $271,616 from $189,307 due to shares and options issued or vesting for directors, officers and third-party consultants. Professional fees increased to $185,099 from $155,923 due to legal and accounting fees associated with the Regulation A offering.

Net Loss and Other Comprehensive Loss. The Company incurred a net loss of $1,424,014 for the six months ended March 31, 2026, compared to $823,909 for the six months ended March 31, 2025. The increase was primarily attributable to higher marketing expenses. Foreign exchange loss was $13,766, compared to $13,425, and comprehensive loss was $1,422,818, compared to $788,514.

2

Liquidity and Capital Resources

As of March 31, 2026, the Company had cash of $233,199, compared to $343,419 as of September 30, 2025. Total current assets were $441,513 and total current liabilities were $429,508 as of March 31, 2026. The Company had shareholders’ equity of $12,005 as of March 31, 2026, compared to $359,050 as of September 30, 2025.

During the six months ended March 31, 2026, net cash used in operating activities was $736,427. Net cash provided by financing activities was $381,946, consisting of $408,498 of funds received from financing, less $26,552 of share issuance costs. There were no investing cash flows during the period. After the $86,825 effect of foreign exchange on cash, cash decreased by $267,656 to $233,199.

The Company commenced a Regulation A Tier 2 offering on August 26, 2025 pursuant to which it may issue up to 20 million common shares at a price of USD$1.10 per share for aggregate gross proceeds of up to USD$20 million. As of March 31, 2026, the Company had raised aggregate gross proceeds of USD$408,498 under the offering and had a subscription payable balance of $269,780 for shares that remained to be issued.

As of the date of this report, the Company’s principal commitments consist of its Supply Agreement with the New Supplier (each as defined below) and various consulting arrangements.

The Company’s ability to continue as a going concern depends on achieving profitable operations that generate sufficient cash flows or obtaining additional financing. During the six months ended March 31, 2026, the Company incurred a net loss of $1,424,014 and, as of that date, had an accumulated deficit of $19,611,679. These conditions represent material uncertainties that cast substantial doubt on the Company’s ability to continue as a going concern. There can be no assurance that the Company’s financing efforts will be successful or that it will attain profitable operations.

If we are unable to generate adequate cash from operations or obtain additional financing, we may need to reduce or eliminate operations. Any equity financing may result in significant dilution to our shareholders, and investors could lose all or part of their investment.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Trend Information

The Company has 136 projects at various stages of development under nondisclosure agreements across product categories including food-contact packaging, single-use plastics, pallet wrap, sports equipment, footwear, converters and extruders, and across multiple geographic regions. Certain projects are in market, others have completed plant trials, costing and standard operating procedures and are in marketing and messaging phases, and the remainder are in discussion or evaluation phases. Customer launch timing following plant trials may range from several months to 18 months or longer, depending on production-line availability, the number of facilities involved and customer launch cycles. The Company’s cost of goods sold has remained stable during recent inflationary pressures, allowing it to maintain margins and sales prices to customers.

During the period, the Company’s source of supply changed. The Distributor Agreement dated January 25, 2021 (the “Distributor Agreement”) between Midori-Bio and its former third-party additive supplier (the “Former Supplier”), under which Midori-Bio had sourced the Company’s biodegradable plastic additive, was terminated by the Former Supplier on February 23, 2026 for alleged, unspecified cause. Following a transition period, on July 30, 2026 Midori-Bio entered into a Supply Agreement (the “Supply Agreement”) with a new third-party supplier (the “New Supplier”) for the supply of the New Supplier’s branded biodegradable plastic additive and other products on a non-exclusive, purchase-order basis. To date, the Company has not observed a materially negative impact to its business or missed orders as a result of the change in supply. However, the transition to a new supplier, requalification of products with customers and the required use of the New Supplier’s trademark on finished products and packaging may affect the timing of customer orders and launches, and products manufactured outside the United States remain subject to the tariff pressures described above. Because the additive is the Company’s principal product, any future disruption in supply, or the Company’s inability to maintain an additive supplier on acceptable terms, could materially and negatively affect the Company’s business.

3

Item 2. Other Information.

On or about February 23, 2026, the Distributor Agreement between Midori-Bio and the Former Supplier, under which Midori-Bio distributed the Company’s biodegradable plastic additive, was terminated by the Former Supplier for alleged, unspecified cause.

On or about July 30, 2026, Midori-Bio entered into the Supply Agreement with the New Supplier, under which the New Supplier agreed to supply its branded biodegradable plastic additive and other products to Midori-Bio for resale. Under the Supply Agreement, Midori-Bio has the right to non-exclusively sell the products, and orders are placed and fulfilled on a purchase-order basis in accordance with agreed payment milestones. The Supply Agreement contains customary provisions addressing product warranties, defective products, indemnification by the New Supplier, intellectual property (including mandatory use of the New Supplier’s trademark on finished products and packaging), non-circumvention and non-compete restrictions applicable during the term and for a specified period following termination, confidentiality, insurance, and manufacturing compliance and traceability requirements. Either party may terminate the Supply Agreement for uncured material breach or upon an insolvency event affecting the other party, and the agreement is governed by the laws of the United States. Other than the Supply Agreement and, prior to its termination, the Distributor Agreement, there is no material relationship between the Company or its affiliates and either the Former Supplier or the New Supplier. A redacted copy of the Supply Agreement is attached as an exhibit to this report.

During the time between the termination of the Distributor Agreement and entry of the Supply Agreement, the Company did not receive any orders that it was not able to fulfil as a result of the change in supplier.

4

Item 3. Financial Statements.

MIDORI GROUP INC.

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SIX MONTHS ENDED MARCH 31, 2026 AND 2025

5

Midori Group Inc.

Unaudited Condensed Interim Consolidated Statements of Financial Position

As at March 31, 2026 and September 30, 2025 (Expressed in Canadian dollars)

	March 31, 2026	September 30, 2025
ASSETS
Cash	$233,199	$343,419
Accounts receivable (Note 5)	38,326	109,911
Prepaid expenses	68,706	75,434
Inventories (Note 6)	101,282	99,589
Total Assets	441,513	628,353

LIABILITIES
Accounts payable and accrued liabilities (Notes 7 and 12)	159,728	179,145
Subscription payable (Note 8)	269,780	90,158
Total Liabilities	429,508	269,303
SHAREHOLDERS’ EQUITY
Share capital (Note 9)	13,232,149	12,657,564
Shares to be issued (Note 9)	6,250	12,500
Share-based payments reserve (Note 10)	364,214	330,942
Warrant reserve (Note 11)	5,990,716	5,990,716
Accumulated other comprehensive income	30,355	23,219
Accumulated deficit	(19,611,679)	(18,655,891)
Total Shareholders’ Equity	12,005	359,050
Total Liabilities and Shareholders’ Equity	441,513	628,353

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

6

Midori Group Inc.

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the Six Months ended March 31, 2026 and 2025 (Expressed in Canadian dollars)

	Six months ended March 31, 2026	Six months ended March 31, 2025
Revenues	$247,232	$402,926
Cost of sales (Note 6)	(122,143)	(189,941)
Gross Profit	125,089	212,985
EXPENSES
Marketing	598,136	73,392
Management and consulting fees (Notes 9 and 12)	352,100	484,054
Stock-based compensation (Notes 9 and 10)	271,616	189,307
Professional fees (Note 12)	185,099	155,923
Office and general	60,895	58,257
Commissions	59,362	21,054
Storage	4,143	4,374
Travel	3,986	28,499
Research and development	-	1,841
Depreciation	-	929
Total Expenses	(1,547,609)	(1,017,630)
Operating Loss	(1,410,248)	(804,645)
Interest expense	-	(5,839)
Foreign exchange loss	(13,766)	(13,425)
Net Loss	(1,424,014)	(823,909)
Exchange gain on translation of foreign operations	1,196	35,395
Comprehensive Loss	(1,422,818)	(788,514)
Weighted-average outstanding shares—basic and diluted	48,721,259	48,005,313
Net Loss per Share—basic and diluted	$(0.03)	$(0.05)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

7

Midori Group Inc.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months ended March 31, 2026 and 2025 (Expressed in Canadian dollars)

For the six months ended March 31, 2026

	Share Capital	Shares to be Issued	Share-Based Payments Reserve	Warrant Reserve	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
Balance, September 30, 2025	$12,657,564	$6,250	$285,237	$5,990,716	$29,159	$(18,187,665)	$781,261
Share issuances, issuance costs and stock-based compensation, net	574,585	-	78,977	-	-	-	653,562
Exchange differences on translating foreign operations	-	-	-	-	1,196	-	1,196
Net loss for the period	-	-	-	-	-	(1,424,014)	(1,424,014)
Balance, March 31, 2026	$13,232,149	$6,250	$364,214	$5,990,716	$30,355	$(19,611,679)	$12,005

For the six months ended March 31, 2025

	Share Capital	Shares to be Issued	Share-Based Payments Reserve	Warrant Reserve	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
Balance, September 30, 2024	$12,107,564	$400,000	$67,900	$5,990,716	$9,106	$(16,962,177)	$1,613,109
Aggregate changes during the period	150,000	(150,000)	2,465	-	40,173	(823,909)	(781,271)
Balance, March 31, 2025	$12,257,564	$250,000	$70,365	$5,990,716	$49,279	$(17,786,086)	$831,838

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

8

Midori Group Inc.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Three and Six Months ended March 31, 2026 and 2025 (Expressed in Canadian dollars)

	Six months ended March 31, 2026	Six months ended March 31, 2025
Cash flows from operating activities
Net loss for the period	$(1,424,014)	$(823,909)
Items not affecting cash:
Depreciation	-	929
Services to be paid in shares	12,500	-
Stock-based compensation (Notes 9 and 10)	259,116	189,307
Foreign exchange	-	(330)
Subtotal before working capital changes	(1,152,398)	(634,003)
Accounts receivable	162,413	72,713
Prepaid expenses	10,914	(9,843)
Inventories	457	93,175
Accounts payable and accrued liabilities	$(27,593)	$(111,327)
Share subscription payable	269,780	(58,848)
Cash Flows used in Operating Activities	$(736,427)	$(648,133)
INVESTING ACTIVITIES
Redemptions of short-term investments (Note 4)	-	245,690
Cash Flows provided by Investing Activities	-	245,690
FINANCING ACTIVITIES
Funds received from financing (Note 9)	408,498	-
Share issuance costs	$(26,552)	$-
Cash Flows provided by Financing Activities	381,946	-
Effect of foreign exchange on cash	86,825	12,485
Decrease in cash	(267,656)	(389,958)
Cash, beginning of period	500,855	434,348
Cash, end of period	$233,199	$44,390
Interest paid (Note 8)	-	5,839

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

9

Midori Group Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements—Three and Six Months ended March 31, 2026 and 2025 (Expressed in Canadian dollars)

1. Nature of Operations and Going Concern

Midori Group Inc. (“Midori Group” or the “Company”) was originally incorporated as 1284670 B.C. Ltd. in British Columbia, Canada under the British Columbia Business Corporations Act on January 19, 2021 and was renamed to Midori Group Inc. on June 29, 2022. Its wholly-owned operating subsidiary, Midori-Bio Inc. (“Midori-Bio”), was incorporated in Ontario, Canada under the Canada Business Corporations Act on January 6, 2021. The Company distributes, markets and sells a green biodegradable plastic additive purchased from a third-party supplier under the private brand label “Midori Biosolutions.” The Company’s head office is located at 5 Hazleton Avenue, Suite 400, Toronto, Ontario, M5R 2E1, Canada, and its registered and records office is located at 700 West Georgia Street, Suite 2200, Vancouver, British Columbia, V7Y 1K8, Canada.

The financial statements have been prepared on the assumption that the Company will continue as a going concern. During the six months ended March 31, 2026, the Company incurred a net loss of $1,424,014 (2025—$823,909), and its accumulated deficit was $19,611,679 at March 31, 2026 (September 30, 2025—$18,187,665). The Company’s ability to continue as a going concern depends on achieving profitable operations or obtaining additional financing. These conditions represent material uncertainties that cast substantial doubt on the Company’s ability to continue as a going concern.

The financial statements do not include adjustments that may be necessary if the Company is unable to continue as a going concern. Such adjustments could be material.

2. Basis of Preparation

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, IFRIC Interpretations, and International Accounting Standard 34—Interim Financial Reporting. They should be read in conjunction with the Company’s audited consolidated financial statements for the years ended September 30, 2025 and 2024. The financial statements were reviewed and approved by the Company’s Chief Financial Officer on September 1, 2026.

The financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value, and using the accrual basis of accounting except for cash flow information. They include the accounts of the Company and Midori-Bio after eliminating inter-entity balances and transactions. The Company’s functional and presentation currency is the Canadian dollar; the subsidiary’s functional currency is the United States dollar.

The preparation of the financial statements requires management to make judgments, estimates and assumptions affecting reported assets, liabilities, revenue and expenses. These are consistent with the estimates disclosed in the Company’s September 30, 2025 annual financial statements unless otherwise noted.

3. Summary of Material Accounting Policies

The accounting policies applied in these unaudited condensed interim consolidated financial statements are the same as those disclosed in the Company’s September 30, 2025 annual financial statements unless otherwise noted.

4. Short-Term Investments

As at March 31, 2025, the Company held guaranteed investment certificates with maturities of six months to one year valued at $769,696 and measured at amortized cost. During the six months ended March 31, 2025, the Company redeemed $245,690.

10

5. Accounts Receivable

Accounts receivable comprise trade receivables and sales-tax recoveries. At March 31, 2026, trade receivables were $6,393 and sales tax recoverable was $31,933, totaling $38,326.

6. Inventories

Inventories comprise raw materials recorded at the lower of cost and net realizable value. Inventories expensed during the three and six months ended March 31, 2026 were $nil and $122,143, respectively (2025—$8,935 and $189,941).

7. Accounts Payable and Accrued Liabilities

At March 31, 2026, trade payables were $124,311 and accrued liabilities were $35,417, totaling $159,728. These balances principally comprise amounts outstanding for trade purchases in the normal course.

8. Subscription Payable

On August 26, 2025, the Company commenced a Regulation A Tier 2 offering for up to 20 million common shares at USD$1.10 per share and aggregate gross proceeds of up to USD$20 million. At March 31, 2026, aggregate gross proceeds raised were USD$408,498 and the subscription payable for shares remaining to be issued was $269,780.

9. Share Capital

The Company is authorized to issue an unlimited number of common shares without par value. During the six months ended March 31, 2026, it issued 360,278 common shares to directors and consultants for services valued at $192,639 and 323,609 common shares under the Regulation A offering for proceeds of $408,498. At March 31, 2026, 12,500 common shares valued at $6,250 remained to be issued under a director agreement.

10. Share-Based Payments Reserve

The Company’s rolling stock option plan reserves 10% of issued and outstanding common shares. At March 31, 2026, 2,200,000 options were outstanding, 600,000 were exercisable, the exercise price was $0.50 and the weighted-average remaining contractual life was 2.02 years. Stock-based compensation recognized for the two option grants during the six months ended March 31, 2026 was $78,977 in aggregate.

11. Warrants Reserve

At March 31, 2026, 17,012,334 warrants were outstanding at a weighted-average exercise price of $0.11. These included 5,000,000 warrants exercisable at $0.25 for 36 months from listing, 9,000,000 warrants exercisable at $0.05 through June 17, 2026, 2,937,334 warrants exercisable at $0.05 through January 10, 2027, and 75,000 warrants exercisable at $1.00 through May 14, 2027. There was no warrant activity during the six months ended March 31, 2026.

12. Related Party Transactions and Balances

Key-management remuneration for the six months ended March 31, 2026 totaled $250,403 (2025—$334,013), comprising $123,169 for the Chief Executive Officer, $75,875 for the former President and $51,359 for the Chief Financial Officer. The CEO and a controlled company charged service, accounting and administration fees; $34,835 was payable to the CEO at March 31, 2026, unsecured, non-interest bearing and due on demand. Non-executive directors charged $34,000 for strategic advisory and board services, and a director charged $22,973 in connection with the Regulation A offering.

11

13. Risk Management

The Company is exposed to credit, liquidity, market and foreign-currency risks. Cash is held with reputable Canadian chartered banks, receivables are monitored for expected credit losses, and no allowance was recorded. At March 31, 2026, cash was $233,199 and current liabilities were $429,508. Accounts payable and accrued liabilities of $159,728 and subscription payable of $269,780 were contractually due within one year. The Company monitors rolling 12-month cash-flow forecasts and may pursue debt or equity financing. The Company does not hedge foreign-exchange exposure. Its financial instruments are short term and their fair values approximate carrying amounts; none were carried at fair value at March 31, 2026.

14. Capital Management

The Company considers shareholders’ equity to be capital. Capital was $12,005 at March 31, 2026. Its objective is to maintain sufficient cash resources for operations and it may raise equity or secure strategic partners. The Company is not subject to externally imposed capital requirements.

15. Commitments

The Company’s principal commitments include consulting arrangements with its CEO, former President, Vice President of Business Development, TR Global, Hotspex International Marketing Inc., Vasek Pospisil and Stephen Arbib. The former President and TR Global were terminated on February 9, 2026. The detailed compensation, equity, commission, termination and post-termination provisions of these agreements are described in the Company’s interim financial statements.

16. Subsequent Event

On July 30, 2026, Midori-Bio entered into a non-exclusive Supply Agreement with a New Supplier of biodegradable plastic additive products.

12

Item 4. Exhibits

Index to Exhibits

Exhibit No.	Exhibit Description
2.1	Articles of Incorporation, as amended (1)
2.2	Bylaws, as amended (1)
3.1	Stock Option Plan (2)
4.1	Form of Subscription Agreement (1)
6.1	Contract with DealMaker (1)
6.2	Agreement with K. Lyons Enterprises Inc. (1)
6.3	Agreement with Corey Goodman
6.4	Agreement with Christina Dykun (1)
6.5	Agreement with Ben Powell (2)
6.6	Supply Agreement, dated July 30, 2026 (certain identifying and confidential portions redacted)
9.1	Letter from MNP

(1) Filed with Form 1-A on October 25, 2024 and incorporated herein by reference.
(2) Filed with Form 1-A on August 29, 2025 and incorporated herein by reference.

13

SIGNATURES

Pursuant to the requirements of Regulation A, the registrant has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Toronto, Ontario, on October 14, 2026.

Midori Group Inc.

By:	/s/ Ken Lyons
Ken Lyons,
Chief Executive Officer

This Semiannual Report has been signed by the following persons in the capacities and on the dates indicated.

Name	Positions	Date

/s/ Ken Lyons	Chief Executive Officer (principal executive officer)	October 14, 2026
Ken Lyons

/s/ Ben Powell	Chief Financial Officer (principal financial and accounting officer)	October 14, 2026
Ben Powell

14